Damon Evans

Founder & CEO at Arena.com

Phoenix, Arizona

Message ···

Arena Digital, LLC

University of Mississippi

See contact info

146 connections

Damon Evans began his career managing the international sales accounts for New York-based music distributor, Caroline Distribution. He received formal training in Jazz Theory and Composition from Berklee College of Music in Boston, and earned a Bachelor of Arts degree in Finance from the Univer...

Show more

Experience

Founder & CEO
Arena Digital, LLC
May 2014 – Present • 4 yrs 2 mos
Phoenix, Arizona

Media (1)

Arena.com: A new future for music (extended version)

101 Distribution, LLC

Executive Director
101 Distribution, LLC
Sep 1997 – May 2014 • 16 yrs 9 mos
Phoenix, AZ

Starting in 1997 as an artist consulting group, 101 Distribution has grown into a full-service solution, now used to manage the digital, mobile, retail, and mail order sales for more than 2,000 actively selling titles.

Education

University of Mississippi

University of Mississippi
BA, Banking & Finance
1992 – 1996

Mississipp

Berkle
e College of Music

Berklee College of Music
1997 – 1998

Skills

Music

Music Industry

Music Production

Show more

Recommendations

Received (0) Given (1)

Steve Jennings

Steve Jennings
Sales Manager at Arena Merchandising
July 23, 2010, Damon was a client of Steve's

Steve is a quick learner and a dedicated worker. He's got great focus and is always thinking about new ways to approach and close new sales. I like his drive!